14048491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66199

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

8-66199

AB 3/18

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

First Man Investment Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 White Plains Road
(No. and Street)

Tarrytown (City) NY (State) 10591 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick Garber & Sandler LLP
(Name - if individual, state last, first, middle name)

825 Third Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

3/24/14

First Man Investment Securities Corp.

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2013

First Man Investment Securities Corp.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Stockholder's Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[x] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[x] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Jonathan Wigser, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to First Man Investment Securities Corp. for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Compliance Officer
Title

Notary Public

ENID YESENIA NESHEIWAT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NE6038315
Qualified In Westchester County
My Commission Expires July 07, 2014

First Man Investment Securities Corp.
Index
December 31, 2013

Page(s)

Independent Auditors' Report

To the Stockholder of
First Man Investment Securities Corp.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of FIRST MAN INVESTMENT SECURITIES CORP. (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
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Cornick Garber Sandler
Certified Public Accountants & Advisors

Independent Auditors' Report

To the Stockholder of
First Man Investment Securities Corp.

Page Two

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Man Investment Securities Corp. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2014

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
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First Man Investment Securities Corp.
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	14,612
Prepaid expenses		7,550
Total assets	$	22,162
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	9,300
Stockholder's Equity		
Common stock - $1.00 par, 100 shares authorized; 25 shares issued and outstanding	$	25
Additional paid-in capital		99,975
Retained earnings (deficit)		(87,138)
Total stockholder's equity		12,862
Total liabilities and stockholder's equity	$	22,162

The accompanying notes are an integral part of these financial statements.

First Man Investment Securities Corp.
Statement of Operations
Year Ended December 31, 2013

Revenues	
Interest income	$ 345
Total revenues	$ 345
Expenses	
Administrative fees paid to affiliate	$ 750
Regulatory fees	8,800
Professional fees	23,099
Insurance	576
Taxes	1,612
Total expenses	$ 34,837
Net loss	$ (34,492)

The accompanying notes are an integral part of these financial statements.

First Man Investment Securities Corp.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Number of shares	Amount			
Balance, January 1, 2013	25	$ 25	$ 99,975	$ (52,646)	47,354
Net loss				(34,492)	(34,492)
Balance, December 31, 2013	25	$ 25	$ 99,975	$ (87,138)	$ 12,862

The accompanying notes are an integral part of these financial statements.

First Man Investment Securities Corp.
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities	
Net loss	$ (34,492)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in operating liabilities:	2,500
Net cash used for operating activities	(31,992)
Cash	
Beginning of year	46,604
End of year	$ 14,612

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

First Man Investment Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities on a best efforts basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition

Revenue from private placements is recognized when the transaction closes.

Income Taxes

The Company has elected "S" Corporation treatment for both federal and state income tax purposes. As such, the Company's earnings or losses are reportable on the individual income tax return of its stockholder. Accordingly, there is no provision for federal income taxes but the Company remains subject to the minimum New York State corporation tax of $300.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2010.

3. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of approximately $5,300 which exceeded the required net capital by approximately $300.

4. Related Party Transactions

Pursuant to a service agreement, an affiliate under common control with the Company pays certain expenses (such as administrative personnel, communications, data processing, etc.) on behalf of the Company and charges the Company a fee representing such expenses. Fees under this agreement aggregated $750 for the year ended December 31, 2013.

The results of operations may have differed had the Company been a stand-alone entity.

5. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments are mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

6. Subsequent Events

On January 30, 2014, the stockholder contributed $50,000 in capital to the Company.

First Man Investment Securities Corp.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission For the Year Ended December 31, 2013

Net capital		5,312
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	312

Capital Ratio:

Aggregate indebtedness	$	9,300
Ratio of aggregate indebtedness to net capital		1.75:1

Reconciliation with Company's computation of net capital (included in Part IIA of Form X-17A-5 as of December 31, 2013):

Net capital as reported in Company's Part IIA (unaudited) Focus report	$	7,812
Adjustment to accounts payable and accrued expenses		(2,500)
Balance - December 31, 2013 (as above)	$	5,312

First Man Investment Securities Corp.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

Cornick Garber Sandler
Certified Public Accountants & Advisors

Independent Auditors' Report On Internal Control Required By SEC Rule 17a-5(g)(1)

To the Stockholder of
First Man Investment Securities Corp.

In planning and performing our audit of the financial statements of FIRST MAN INVESTMENT SECURITIES CORP. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion onthe effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Independent Auditors' Report On Internal Control Required By SEC Rule 17a-5(g)(1)

To the Stockholder of
First Man Investment Securities Corp.

Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objective.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2014

Cornick, Garber & Sandler, LLP
[illegible] Third Avenue New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
[illegible] Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com